UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported) April 20, 2020

UC Asset LP

(Exact name of issuer as specified in its charter)

Delaware	30-0912782
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

2299 Perimeter Park Drive, Suite 120, Atlanta, GA 30341

(Full mailing address of principal executive offices)

470-475-1035

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Units

INFORMATION TO BE INCLUDED IN THE REPORT

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make statements in this Form 1-U that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Form 1-U or in the information incorporated by reference into this Form 1-U.

The forward-looking statements included in this Form 1-U are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Actual results and performance could differ materially from those set forth in the forward-looking statements. You are cautioned not to place undue reliance on any forward-looking statements included in this Form 1-U. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Form 1-U, whether as a result of new information, future events, changed circumstances or any other reason. The inclusion of such forward-looking statements in this Form 1-U should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Form 1-U will be achieved.

Item 9. Other Events

On April 20, 2020, UC Asset Limited Partnership (the “Partnership”) closed two transactions liquidating two properties to cash buyers, at prices substantially lower than their current book values. The Partnership made this decision based on management’s best-effort projection of real estate market in US generally and in Atlanta specifically, under the impact of the pandemic of COVID-19. The management believes that it serves the best interest of the Partnership and its shareholders to liquidate these properties now, because 1) the Partnership had entered into a drought of sales due to COVID-19 pandemic and its cash reserve had decreased to a risky level; 2) the management believes that real estate market will enter into a bearish period due to COVID-19 pandemic, and the Partnership may not be able to liquidate those properties at better prices in foreseeable future; 3) the Partnership has other investments and investment opportunities that are believed to be more promising than those liquidated properties; and 4) the Partnership has formulated a business plan to capitalize opportunities in a projected bearish real estate market, and it needs cash to execute on its business plan.

Liquidation of these two properties will reduce the Partnership’s net equity, which will be reflected in the Partnership’s upcoming filings of financial reports.

The Partnership may be able to close a few other transactions which will be profitable and will probably offset a significant part of the net equity loss from these two liquidations before the next financial statement will be filed.

A Press Release was issued regarding these two transactions, which has been furnished as Exhibit 15.2 to this Current Report on Form 1-U.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UC Asset LP
(Exact name of issuer as specified in its charter)

By:	/s/ Greg Bankston
Name:	Greg Bankston,
Title:	Managing Member of General Partner

Date 04/20/2020

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